

SECURITIES AND EXCHANGE COMMISSION



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILVER PORTAL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11943 EL CAMINO REAL, SUITE 210
(No. and Street)

SAN DIEGO, CA 92130
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BURLAND EAST 858-704-1765
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 05 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KONJA & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

2020 CAMINO DEL RIO NORTH, SUITE 500, SAN DIEGO, CA 92108
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON K. HAAHR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILVER PORTAL CAPITAL, LLC, as of DECEMBER 31, 2006, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LISA B. JANDT AUVIL
Commission # 1632910
Notary Public - California
San Diego County
My Comm. Expires Dec 24, 2009

Signature

DESIGNATED PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Silver Portal Capital, LLC
ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

For The Years Ended December 31, 2006 and 2005

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

Silver Portal Capital, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Members' Capital	4
Statements of Cash Flows	5
Notes to Financial Statements	6-9
SUPPLEMENTARY SCHEDULES	
Computation of Net Capital under Rule 15c3-1	10
Computation of Reserve Requirements pursuant to Rule 15c3-3	11
Information Relating to the Possession or Control Requirements under Rule 15c3-3	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL	13-14

Konja
Associates
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Members of
Silver Portal Capital, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Silver Portal Capital, LLC (the "Company"), a California limited liability corporation as of December 31, 2006, and the related statements of operations, changes in members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2005, were audited by other auditors whose report dated February 3, 2006 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Portal Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


CPA

Konja & Associates
Certified Public Accountants

San Diego, California
January 19, 2007

Silver Portal Capital, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

ASSETS	2006	2005
Current assets:		
Cash and cash equivalents	$ 2,076,679	$ 659,775
Accounts receivable, net (Note 3)	421,057	420,995
Prepaid expenses	16,299	15,017
Total current assets	2,514,035	1,095,787
Long-term assets:		
Property and equipment, net (Note 4)	209,237	199,775
Deposits	25,079	25,079
Total long-term assets	234,316	224,854
Total Assets	$ 2,748,351	$ 1,320,641

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	2006	2005
Current Liabilities:		
Accounts payable	$ 21,534	$ 29,229
Accrued liabilities	121,429	78,117
Deferred revenue	–	575,713
Total current liabilities	142,963	683,059
Long-term liabilities	–	–
Total liabilities	142,963	683,059
Commitments and contingencies (Note 5)		
MEMBERS' CAPITAL		
Members' capital	2,605,388	637,582
Total liabilities and members' capital	$ 2,748,351	$ 1,320,641

The accompanying notes are an integral part of the financial statements

Silver Portal Capital, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Fee revenue	$ 4,381,371	$ 3,899,589
Total revenue	4,381,371	3,899,589
Costs and expenses:		
General and administrative	2,188,691	2,276,650
Total cost and expenses	2,188,691	2,276,650
Other income	84,451	105,848
Other expense	(56,130)	(536)
Income before provision for income taxes	2,221,001	1,728,251
Provision for income tax	6,800	6,800
Net income	$ 2,214,201	$ 1,721,451

The accompanying notes are an integral part of the financial statements

Silver Portal Capital, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Years Ended December 31, 2006 and 2005

	Total
Balance at December 31, 2004	$ 1,069,021
Distributions	(2,152,890)
Net Income	1,721,451
Balance at December 31, 2005	637,582
Contributions	710,000
Distributions	(956,395)
Net Income	2,214,201
Balance at December 31, 2006	$ 2,605,388

The accompanying notes are an integral part of the financial statements

Silver Portal Capital, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,214,201	$ 1,721,451
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	35,983	30,622
Gain on disposal of capital asset	–	(940)
Change in certain assets and liabilities:		
Decrease (increase) in assets:		
Accounts Receivable	(62)	257,099
Other Assets	(1,282)	(3,811)
Accounts payable and other liabilities	35,617	(2,222)
Deferred revenue	(575,713)	575,713
Net cash provided by operating activities	1,708,744	2,577,912
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditure	(45,445)	(170,854)
Proceed from disposal of capital asst	–	49,140
Net cash used in investing activities	(45,445)	(121,714)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capita contributions	710,000	–
Capital distribution	(956,395)	(2,152,890)
Net cash used in financing activities	(246,395)	(2,152,890)
Net increase in cash and cash equivalents	1,416,904	303,308
Cash and cash equivalents at beginning of year	659,775	356,467
Cash and cash equivalents at end of year	$ 2,076,679	$ 659,775
Supplemental disclosure of noncash flow information:		
Cash paid during the year for:		
Taxes	$ 6,800	$ 6,800
Interest	$ –	$ –

The accompanying notes are an integral part of the financial statements

NOTE 1 - ORGANIZATION

Silver Portal Capital, LLC (the "Company") was incorporated in California in September 2000 as Burland East, LLC. On May 29, 2001, the Company changed its name to Silver Portal Capital, LLC. The Company began doing business on October 18, 2001 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days when purchased.

Fee revenue, which results from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings in the real estate industry and the structuring of joint ventures, are recorded as they are earned.

Other income consists primarily of reimbursement of operating expenses from a sublessor of office space and clients' reimbursement of direct expenses.

Concentration of Credit Risk

The Company maintains its checking and money market accounts at a financial institution located in California. Accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006, the Partnership's uninsured cash balance was approximately $1,977,000. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Deferred Revenue

The Company recognizes revenue on service contracts ratably over applicable contract periods or as services are performed. Amounts billed and collected before the services are performed are included in deferred revenues.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable, as of December 31, 2006 and 2005, consist of amounts due from Silver Portal Capital Advisors, an affiliated entity, and to a lesser degree, amounts from a sublessor of office space from the Company. Due to the inability of the affiliate to pay the Company, the amount of $35,000 has been fully reserved. The Company has allowed approximately $17,000 for additional accounts receivable which may be uncollectible.

	2006	2005
Accounts receivable	$ 434,465	$ 472,995
Allowance for doubtful accounts	(52,000)	(52,000)
Accounts receivable, net	$ 382,465	$ 420,995

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed over the estimated useful life of the depreciable asset, ranging from three to seven years, using either the straight-line or declining balance methods. The depreciation expense for the years ended December 31, 2006 and 2005 is $35,983 and $30,622, respectively. Property and equipment consists of the following at December 31:

	2006	2005
Computer and related equipment	$ 58,774	$ 40,802
Furniture and fixtures	120,581	93,108
Leasehold improvements	163,815	163,815
Accumulated depreciation and amortization	(133,933)	(97,950)
Property and equipment, net	$ 209,237	$ 199,775

NOTE 5 - COMMITMENTS AND CONTINGENCIES

During the year ended December 31, 2005, the Company signed a new seven-year lease for its office location. The term of the lease include a five-year renewal option. The lease includes a 3% per year increase to the base rent of $18,194 per month. The Company generally pays taxes, insurances, and maintenance expenses related to the leased facilities. Gross rent expense was $188,596 and $158,276 for the year ended December 31, 2006 and 2005, respectively. During 2005 the Company received approximately $32,000, of sub-lease income from a related party who is on a month to month sublease with the Company (Note 7). Future minimum payments, by year and in the aggregate, under the aforementioned non-cancelable operating leases with initial or remaining terms in excess of one year as of December 31, 2005, are as follows:

2007	$ 187,576
2008	193,672
2009	199,966
2010	206,465
2011	213,175
Thereafter	163,747
Total minimum lease payments	$ 1,164,601

In February 2005, the Company entered into a contract with one of its clients to locate an investor for a joint venture. In May 2005, a Investor was located by the Company and a joint venture was created between the Investor and the Company's client to purchase real estate together. The Company receives a 2% fee for real estate acquired (up to $125 million) through the joint venture. The Company has completed its services with respect to the contract and therefore under GAAP and FASB 5 must recognize the associated revenue. The contract is structured as such to allow the investor an opportunity to unwind the contract should they be unsatisfied with the arrangement. In the event the Investor exercises his right to unwind the transaction within 5 years, the Company would be obligated to return a portion of the fees earned plus 8% interest. This contingent liability is calculated as follows: a) to return 100% of the fees earned if joint venture dissolved within year one of the transaction closing date of May 13, 2005. b) to return 80% if dissolved in year two, 60% in year three, 40% in year four, 20% in year five, and zero thereafter. As of December 31, 2006, the joint venture has purchased multiple properties approximating $96 million in real estate and the Company has recognized approximately $1.9 million in associated revenue. Based on Management's experience and fact that the joint venture is 77% complete, they feel the chances are remote that the Investor will unwind the transaction. Based on the real estate purchases thus far, the contingent liability due to the client as of December 31 is as follows:

	Contractual Contingent Liability	Contingent Interest	Total Contingent Liability
2006	$ 1,694,435	$ 135,555	$ 1,829,990
2007	1,309,137	209,462	1,518,599
2008	923,839	221,721	1,145,560
2009	538,541	172,333	710,874
2010	153,253	49,038	202,291

NOTE 6 -INCOME TAXES

Effective May 29, 2001, the Company elected to be taxed as a Limited Liability Corporation (LLC). Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The $6,800 and $6,800 income tax provision represents the California LLC and minimum franchise tax paid by the Company in 2006 and 2005.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, Silver Portal Capital Advisors ("Advisors"). For the period October 18, 2001 to December 31, 2002, Advisors was charged $35,235 by the Company for office rent and related expenses, which has not been collected and is fully reserved for in the accompanying financial statements as of December 31, 2006 and 2005 (Note 3). In addition, the Company leased a portion of its office space to Wachovia Securities (formerly First Union Securities) for office rent and related expenses. For the years ended December 31, 2006 and 2005, Wachovia Securities paid the Company $0 and $40,499 for rent and related expenses, respectively.

NOTE 8 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. As of December 31, 2006 and 2005, the Company had net capital of $1,892,182 and $369,088, respectively. This was $1,882,651 in excess of its required net capital for 2006 and $323,548 for 2005. The Company's net capital ratio was 8% as of December 31, 2006 and 185% as of December 31, 2005. (See supplementary information for calculations).

NOTE 9 - EMPLOYEE RETIREMENT PLAN

The Company has a 401(k) defined contribution retirement plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to 15% of annual compensation. The Company made a 3% Safe Harbor Non-Elective Contribution and a 2% Employer Tiered Profit Sharing Contribution in 2006 and 2005 totaling $86,429 and $78,117, respectively.

SUPPLEMENTARY INFORMATION

Silver Portal Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

	2006	2005
Total assets	$ 2,748,351	$ 1,320,641
Total liabilities	142,963	683,059
Total shareholder's equity	2,605,388	637,582
Less non-allowable assets:		
Prepaid expense	16,299	15,017
Deposit	25,079	25,079
Property and equipment	209,237	199,775
Accounts receivable	421,057	15,429
	671,672	255,300
Haircut on securities	41,534	13,195
Net capital	$ 1,892,182	$ 369,088

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2006	2005
Minimum net capital required (6-2/3% of aggregate Indebtedness of $5,000 whichever is greater)	$ 9,531	$ 45,540
Net Capital in excess of amount required	$ 1,882,651	$ 323,548
Aggregate indebtedness	$ 142,963	$ 683,059
Ratio of aggregate indebtedness to net capital	8%	185%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FROM X-17A-5)

	2006	2005
Net capital, as reported in Company's Part Iia (Unaudited) FOCUS report	$ 500,235	$ 369,088
Deferred Revenue	1,391,947	–
Adjustments, net:		
Net capital, as adjusted	$ 1,892,182	$ 369,088

Silver Portal Capital, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2006 and 2005

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

Silver Portal Capital, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2006 and 2005

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members of
Silver Portal Capital, LLC
San Diego, California

In planning and performing our audits of the financial statements of Silver Portal Capital, LLC as of December 31, 2006, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Silver Portal Capital for the years ended December 31, 2006, and this report does not affect our report thereon dated January 19, 2007.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Diego, California
January 19, 2007

Konja & Associates
Certified Public Accountants

END